UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

OVERSTOCK.COM 401(k) PLAN

*     Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Overstock.com 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010 and supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Salt Lake City, Utah

June 28, 2011

OVERSTOCK.COM

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments at fair value:
Mutual funds	$8,513,101	$4,360,021
Money market funds	2,363,834	1,659,463
Common stock of plan sponsor	3,417,519	2,789,886
Total investments	14,294,454	8,809,370
Contributions receivable:
Employer discretionary profit sharing contribution	589,812	882,221
Total assets	14,884,266	9,691,591
Liabilities:
Corrective distributions payable — excess employee deferrals	92,938	108,113
Accrued expenses	9,602	20,115
Net assets available for benefits	$14,781,726	$9,563,363

See accompanying notes to financial statements.

OVERSTOCK.COM

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,848,126
Interest and dividends	116,695
Total net investment income	1,964,821
Contributions:
Participant	2,384,453
Employer discretionary matching contributions	963,213
Employer discretionary profit sharing contribution	589,812
Rollovers	212,486
Total contributions	4,149,964
Total additions	6,114,785
Deductions from net assets attributed to:
Benefits paid to participants	827,127
Administrative expenses	69,295
Total deductions	896,422
Net increase in net assets available for benefits	5,218,363
Net assets available for benefits:
Beginning of year	9,563,363
End of year	$14,781,726

See accompanying notes to the financial statements.

OVERSTOCK.COM

401(k) PLAN

Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the Company or Plan Sponsor) in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a Participant and collectively, Participants). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee

The Plan has engaged Fidelity Management Trust Company (the Trustee) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Investments Institutional Operations Corporation, Inc. (the Record Keeper) which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (1) six months of service; and (2) 21 years of age. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition.

Contributions

Participants may contribute up to 60 percent of their annual compensation on a before tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (IRS). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the year ended December 31, 2010, the Company matched 50% of participant contributions up to six percent of their annual compensation. Participants may elect to rollover amounts from other qualified plans into the plan provided that certain conditions are met. In January 2011, the Plan was amended to allow Roth 401(k) contributions.

The Company may also make, at its sole discretion, an annual profit sharing contribution. The Company made a profit sharing contribution of $589,812 for the year ended December 31, 2010. The Company deposits discretionary profit sharing contributions with the Trustee in the year following the year such contributions are authorized.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s matching contribution and discretionary profit sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. Once eligible, participants may elect to have contributions invested or transferred to, any one or any combination of the investment funds available at any time, including the common stock of the Plan Sponsor.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, vesting is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant will be 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if he or she continues in employment with the Company until age 65, or if he or she dies or becomes disabled while employed by the Company. Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to first pay administrative expenses of the Plan, and then shall be applied to reduce Contributions of the Company. As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $351,056 and $305,926, respectively. For the year ended December 31, 2010, the Plan

Sponsor allocated forfeited nonvested accounts to offset $69,295 of administrative expenses. No forfeited nonvested accounts were used to offset employer contributions for the year ended December 31, 2010.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2010, the Company paid all record keeping, trustee expenses, administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. The Participant (or the designated beneficiary) will receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, or transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan. In addition, a Participant may withdraw an amount of his or her account attributable to his or her own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of his or her vested account.

Notes Receivable from Participants

During 2010, the Plan did not allow participant loans. In January 2011, the Plan began to allow participant loans. See subsequent events information below for further information.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and nonforfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2010 and 2009, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2010. Actual results could differ from those estimates.

Accounting Pronouncements Issued But Not Yet Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06,  Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the remaining adoption of ASU 2010-06 related to the reconciliation of Level 3 fair value measurements to have a material impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Accounting Pronouncements Recently Adopted

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting - Defined Contribution Pension Plans, which clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. ASU 2010-25 should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The adoption of ASU 2010-25 did not have an impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts, balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gain and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from participants’ compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

In January 2011, the Plan was amended to allow participants loans. Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions. Loans are due in full within 60 days of termination. The Plan was also amended in January 2011 to allow Roth 401(k) contributions to the Plan.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2010 and 2009:

	2010		2009
Fidelity Blue Chip Growth	$644,602		$356,935
Fidelity Capital Appreciation	359,388		220,640
Fidelity Contrafund	890,640	*	435,708
Fidelity Diversified International	782,233	*	502,834	*
Fidelity Dividend Growth	314,176		170,187
Fidelity Equity Income	213,155		129,197
Fidelity Freedom 2000	48,786		23,344
Fidelity Freedom 2005	15,661		1,366
Fidelity Freedom 2010	120,276		60,069
Fidelity Freedom 2015	62,988		13,055
Fidelity Freedom 2020	205,210		78,127
Fidelity Freedom 2025	90,580		32,886
Fidelity Freedom 2030	259,797		141,950
Fidelity Freedom 2035	488,185		250,762
Fidelity Freedom 2040	332,231		128,188
Fidelity Freedom 2045	229,069		50,475
Fidelity Freedom 2050	276,083		65,564
Fidelity Freedom Income	63,149		19,530
Fidelity Intermediate Bond	678,966		327,622
Fidelity Low-Priced Stock	476,012		256,604
Fidelity Mid-Cap Stock	548,767		323,819
Fidelity Small-Cap Stock	381,613		137,717
Fidelity Value	499,029		309,441
Spartan Extended Market Index	150,990		79,448
Spartan Total Market Index	230,830		164,662
Spartan U.S. Equity Index	150,685		79,891
Total mutual funds	8,513,101		4,360,021
Fidelity Retirement Money Market	2,363,834	*	1,659,463	*
Company stock of plan sponsor	3,417,519	*	2,789,886	*
Total investments	$14,294,454		$8,809,370

*                                         Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2010, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) appreciated in value by $1,848,126 as follows:

2010
Company stock of plan sponsor	$843,004
Mutual funds	1,005,122
$1,848,126

Note 4 - Fair Value Measurements

ASC 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the plan at year-end.

Money market funds: Valued at the closing price reported on the active market on which the individual mutual funds are traded.

Common stock of plan sponsor: Valued using the last reported sales prior to close of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2010 and 2009:

	Balance at
	December 31,	Basis of Fair Value Measurements
	2010	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$532,505	532,505			A
Balanced funds	2,691,044	2,691,044			A
Growth funds	4,610,586	4,610,586			A
Fixed income funds	678,966	678,966			A
Money market funds	2,363,834	2,363,834			A
Common stock of plan sponsor	3,417,519	3,417,519			A
	$14,294,454	14,294,454	—	—

	Balance at
	December 31,	Basis of Fair Value Measurements
	2009	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$324,001	324,001			A
Balanced funds	1,174,757	1,174,757			A
Growth funds	2,533,641	2,533,641			A
Fixed income funds	327,622	327,622			A
Money market funds	1,659,463	1,659,463			A
Common stock of plan sponsor	2,789,886	2,789,886			A
	$8,809,370	8,809,370	—	—

Note 5 - Excess Employee Deferrals

The Plan failed to meet nondiscrimination tests in accordance with the IRS regulations during the 2010 and 2009 Plan years and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2010 and refunded in 2011 was $92,938. The amount accrued for at December 31, 2009 and refunded in 2010 was $108,113.

Note 6 - Tax Status of the Plan

On March 31, 2008, the IRS issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code. The plan has not received a determination letter specific to the plan itself; however, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is necessary.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

Note 7 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The 2010 and 2009 employer discretionary contributions were invested in shares of Overstock.com, Inc. common stock. Fees incurred by the Plan for investment management services totaled $69,295 for the year ended December 31, 2010.

Note 8 - Unregistered Shares of Overstock.com

In June 2009, the Company discovered that it had inadvertently issued 203,737 more shares of the Company’s common stock in connection with the Company’s 401(k) plan than had been registered with the Securities and Exchange Commission for offer in connection with the Plan. These shares were contributed to or otherwise acquired by participants in the Plan between August 16, 2006, and June 17, 2009. As a result, certain participants in the Plan may have or have had rescission rights relating to the unregistered shares, although the Company believes that the federal statute of limitations applicable to any such rescission rights would be one year, and that the statute of limitations had already expired at June 30, 2009 with respect to most of the inadvertent issuances.

On August 31, 2009, the Company entered into a Tolling and Standstill Agreement (the Tolling Agreement) with the Overstock.com, Inc. Employee Benefits Committee (the Committee) relating to the Plan. The Company entered into the Tolling Agreement in order to preserve certain rights, if any, of plan participants who acquired shares of the Company’s common stock in the Plan between July 1, 2008 and June 30, 2009 (“Purchase Period”). In August 2010, the Company made a registered rescission offer to affected participants in the Plan who acquired shares of the Company’s common stock during the Purchase Period. The rescission offer applied to shares purchased during the Purchase Period at prices ranging from $6.77 per share to $21.17 per share. On October 6, 2010, the Company’s rescission offer expired. As a result of the offer, the Company repurchased 1,202 shares of common stock. On October 14, 2010 the Company terminated the Tolling Agreement.

Note 9 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	2010	2009
Net assets available for benefits as reported in the financial statements	$14,781,726	$9,563,363
Plus corrective distributions payable	92,938	108,113
Plus accrued expenses	9,602	20,115
Less discretionary profit sharing contribution	(589,812)	(882,221)
Net assets available for benefits as reported in the Form 5500	$14,294,454	$8,809,370

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 as of December 31, 2010:

2010
Contributions as reported in the financial statements	$4,149,964
Plus discretionary profit sharing contribution receivable at December 31, 2009	882,221
Plus corrective distributions payable at December 31, 2010	92,938
Less discretionary profit sharing contribution receivable at December 31, 2010	(589,812)
Contributions as reported in the Form 5500	$4,535,311
Distributions as reported in the financial statements	$896,422
Plus corrective distributions payable at December 31, 2009	108,113
Plus accrued expenses at December 31, 2009	20,115
Less accrued expenses at December 31, 2010	(9,602)
Distributions as reported in the Form 5500	$1,015,048

Note 10 — Delinquent Participant Contributions

During 2010, the Company remitted certain participant contributions to the Trustee after the timeframe required by the Department of Labor regulations. In addition, the Company will pay an amount to the Trustee to reflect foregone earnings that would have been credited to participants’ accounts if the delinquent remittances had been made on a timely basis. Such amounts are not material to the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

December 31, 2010

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date, rate
	borrower, lessor or	of interest, collateral, par or	(d)	(e)
(a)	similar party	maturity value	Cost	Current value
*	Fidelity	Fidelity Blue Chip Growth	$ ***	644,602
*	Fidelity	Fidelity Capital Appreciation	***	359,388
*	Fidelity	Fidelity Contrafund	***	890,640
*	Fidelity	Fidelity Diversified International	***	782,233
*	Fidelity	Fidelity Dividend Growth	***	314,176
*	Fidelity	Fidelity Equity Income	***	213,155
*	Fidelity	Fidelity Freedom 2000	***	48,786
*	Fidelity	Fidelity Freedom 2005	***	15,661
*	Fidelity	Fidelity Freedom 2010	***	120,276
*	Fidelity	Fidelity Freedom 2015	***	62,988
*	Fidelity	Fidelity Freedom 2020	***	205,210
*	Fidelity	Fidelity Freedom 2025	***	90,580
*	Fidelity	Fidelity Freedom 2030	***	259,797
*	Fidelity	Fidelity Freedom 2035	***	488,185
*	Fidelity	Fidelity Freedom 2040	***	332,231
*	Fidelity	Fidelity Freedom 2045	***	229,069
*	Fidelity	Fidelity Freedom 2050	***	276,083
*	Fidelity	Fidelity Freedom Income	***	63,149
*	Fidelity	Fidelity Intermediate Bond	***	678,966
*	Fidelity	Fidelity Low-Priced Stock	***	476,012
*	Fidelity	Fidelity Mid-Cap Stock	***	548,767
*	Fidelity	Fidelity Small-Cap Stock	***	381,613
*	Fidelity	Fidelity Value	***	499,029
*	Fidelity	Spartan Extended Market Index	***	150,990
*	Fidelity	Spartan Total Market Index	***	230,830
*	Fidelity	Spartan U.S. Equity Index	***	150,685
*	Fidelity	Fidelity Retirement Money Market	***	2,363,834
**	Overstock.com, Inc.	Common stock of plan sponsor	***	3,417,519
				$14,294,454

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

Year Ended December 31, 2010

Participant
Contributions
Transferred Late to
Plan *	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late
Participant Loan				Total Fully
Repayments are		Contributions	Contributions	Corrected Under
included:	Contributions Not	Corrected Outside	Pending Correction	VFCP and PTE
☐	Corrected	VFCP	in VFCP	2002-51
$524,645	—	$524,645	—	—

See accompanying report of independent registered accounting firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

Date: June 28, 2011	By:	/s/ Stephen J. Chesnut
Stephen J. Chesnut
Title: Senior Vice President, Finance and Risk Management
(principal financial officer)